EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the six months ended June 30, 2017

EARNINGS:
Earnings before income taxes	140,648
Fixed charges	90,779
Add: Amortization of capitalized interest	290
Less: Interest capitalized	—
Earnings available for fixed charges (A)	231,717

FIXED CHARGES:
Interest and other financial charges	69,738
Portion of rents representing interest expense	21,041
Total fixed charges (B)	90,779

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.55x